

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2023

Sean Blitchok
Chief Financial Officer
MeridianLink, Inc.
3560 Hyland Avenue
Suite 200
Costa Mesa, CA 92626

> **Re: MeridianLink, Inc.**
> **Form 10-K for the Year Ended December 31, 2022**
> **Filed March 9, 2023**
> **File No. 001-40680**

Dear Sean Blitchok:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology